Exhibit 99.1

Silver Elephant Begins Trading on OTCQX under SILEF on March 23, 2020

Vancouver, British Columbia, March 23, 2020 – Silver Elephant Mining Corp. (formerly “Prophecy Development Corp.”) (“Silver Elephant” or the “Company”) (TSX: ELEF, OTCQX:SILEF, Frankfurt:1P2N) is pleased to announce that at the opening on March 23, 2020, the Company's trading symbol on the OTCQX® Best Market in the United States will change to SILEF (from PRPCF).

About Silver Elephant

Silver Elephant is developing its premier Pulacayo silver project in Bolivia. Further information on Silver Elephant can be found at www.silverelef.com.

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD

“Michael Doolin”
Chief Executive Officer

For more information about Silver Elephant, please contact Investor Relations:

+1.604.569.3661 ext. 101
ir@silverelef.com www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.